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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              33-33092-D

                                FORM 10-KSB                       CUSIP NUMBER
                                                                  108442 10 4
                    For Period Ended: December 31, 1996

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                              BRIDGESTONE CORP.
                           -----------------------
                           Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                        10639 Roselle Street, Suite B
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                         San Diego, California 92121
                         ---------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 12, 1997, the Registrant completed a major acquisition of assets as a result of the consummation on that date of the transactions contemplated by a Plan and Agreement of Reorganization (the "Agreement") among the Company, Image Technology, Inc., a Nevada corporation ("ITI"), and the shareholders of ITI. Those transactions were reported by the Registrant by a Current Report on Form 8-K, filed with the Commission on March 27, 1997. A copy of the Agreement was filed as an Exhibit to the Form 8-K.

The acquisition resulted in virtually a complete alteration of the business, properties, management, control, and financial condition of the Registrant. As a consequence, the content of the narrative portions of the Annual Report on Form 10-KSB to which this Notification relates must be rewritten almost in their entirety. Further, the audited financial statements of ITI and, therefore, pro forma financial statements to reflect the results of the acquisition are not yet available and could not without unreasonable cost be made available at this time. Finally, the numerous and voluminous Exhibits to the Form 10-KSB relative to the acquired corporation could not be assembled in a complete and orderly manner in the brief period of time available between the date of the acquisition and the date on which the Form 10-KSB was otherwise due.

For the reasons stated above, it is not practicable for the Registrant to file the Report on Form 10-KSB within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               George McGill                 619/436-1246
              ---------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [ ]Yes   [X]No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                            BRIDGESTONE CORP.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     BRIDGESTONE CORP.

Date:  March 31, 1997                By/s/ Nicholas Litchin
                                       Nicholas Litchin, Vice Chairman
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]